Exhibit 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net Income	($271,804)	($910,288)
Average number of common shares outstanding	166,022,035	165,358,337
Contingency issuable shares	13,098,750	17,538,750
Adjusted average shares	179,120,785	182,897,087
Basic and fully diluted earnings per share	0.00	0.00